Exhibit 12

LEVEL 3 COMMUNICATIONS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

	Fiscal Year Ended
	2007	2006	2005	2004	2003
Loss from Continuing Operations Before Income Taxes	$(1,136)	$(788)	$(702)	$(477)	$(746)
Earnings of Equity Investees	—	—	—	—	(3)
Interest on Debt, Net of Capitalized Interest	577	648	530	485	567
Amortization of Capitalized Interest	68	68	68	68	68
Interest Expense Portion of Rental Expense	63	44	25	29	31

Earnings (Losses) Available for Fixed Charges	$(428)	$(28)	$(79)	$105	$(83)

Interest on Debt	$577	$648	$530	$485	$567
Preferred Dividends	—	—	—	—	—
Interest Expense Portion of Rental Expense	63	44	25	29	31

Total Fixed Charges	$640	$692	$555	$514	$598

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Deficiency	$(1,068)	$(720)	$(634)	$(409)	$(681)